Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES DATE FOR ITS FIRST QUARTER, SECOND QUARTER & FIRST HALF 2021 FINANCIAL RESULTS RELEASE

Singapore, August 11, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominantly in the drybulk sector, announced it will release earnings results for the three months ended March 31, 2021, the three months ended June 30, 2021, and the six months ended June 30, 2021 on Wednesday, August 18, 2021, after market closing in New York.

The next day, Thursday, August 19, 2021, at 8:00 a.m. Eastern Daylight Time/ 2:00 p.m. South African Standard Time/ 8:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Thursday, August 25, 2021. To listen to the archived audio file, visit our website www.grinshipping.com and click on Notices & Events.

Audio Webcast details:

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the first half ended June 30, 2021 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), includes a Core Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Daniela Guerrero
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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